SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Press Release of Scottish Power plc, dated April 4, 2003, regarding analysts’ visit to UK Division.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	April 7, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

Scottish Power plc (‘ScottishPower’)

Analysts’ Visit to UK Division

Scottish Power plc (‘ScottishPower’) is today holding a site visit for analysts and institutional investors at which an update will be given on developments in ScottishPower’s UK Division. No comments will be made on current trading other than to reiterate the pre-close statement released on 27 March 2003 in which ScottishPower confirmed that trading for the year to 31 March 2003 remained in line with expectations.

Further information:

Andrew Jamieson	Head of Investor Relations	+44 (0)141 636 4527
Colin McSeveny	Group Media Relations Manager	+44 (0)141 636 4515